SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                           AXA ENTERPRISE FUNDS TRUST


                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 20th day of December 2005.


                                   AXA ENTERPRISE FUNDS TRUST


                                   /s/ Steven M. Joenk
                                   ---------------------------------------------
                                   By:  Steven M. Joenk
                                   Title:  President and Chief Executive Officer



Attest:

/s/ Patricia Louie
-------------------------
Name:  Patricia Louie
Title:  Vice President and Secretary